Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
 Credit Rating for the Expansion of Series 5 of Debentures

Hadera, Israel, June 22, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that Standard and Poor’s Maalot (S&P Maalot)- an Israeli securities rating company, decided to rate the Company's expansion of series 5 of debentures as ilA+, up to the amount of NIS 180 million.

As stated in the Company's press release dated March 2, 2011, the company's credit rating is ilA +/Stable.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il